

Mail Stop 4720

December 4, 2015

Via E-mail
Mr. Robert L. Rosiello
Executive Vice President, Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Quebec
Canada H7L 4A8

> **Re: Valeant Pharmaceuticals International, Inc.**
> **Form 8-K**
> **Filed October 19, 2015**
> **File No. 001-14956**

Dear Mr. Rosiello:

We have reviewed your filing and have the following questions and comments. Although we have not requested that you amend your filing, we intend to review your future earnings releases and investor materials for compliance with Regulation G and Item 10(e) of Regulation S-K. For that reason, we ask that you please respond to this letter within ten business days or advise us as soon as possible when you will respond so that we may understand how you intend to address our questions and comments in your future communications.

General

1. Given that your ongoing acquisition of businesses is a critical strategy you employ to achieve and maintain growth in your business, please tell us why you remove the impact of acquisition-related expenses and the amortization of intangible assets you acquire, as well as the impact of other fair value adjustments recorded under acquisition accounting in presenting your non-GAAP financial measures. While we present a number of specific comments on individual items below, we are concerned with your overall format and presentation of the non-GAAP measures and believe revisions to your future earnings releases and investor materials are appropriate.

Exhibit 99.1 Press Release dated October 19, 2015

2. Please revise to give equal prominence to your GAAP financial measures. For example, although you disclosed GAAP earnings per share prior to non-GAAP earnings per share in the 2015 Third Quarter Results section, you disclose the percentage increase in your Non-GAAP earnings per share without disclosing that GAAP earnings per share declined

83% from the prior year. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

3. Item 10(e)(1)(ii)(E) of Regulation S-K prohibits confusingly similar titles or descriptions used for GAAP measures. Please retitle your non-GAAP performance measure, "cash earnings per share," to remove the reference to the word "cash" since the current title of your measure could be read to imply that it is related to cash flows.

4. Given that you present fourth quarter and full year 2015 guidance for your non-GAAP measures, please reconcile these measures to your most directly comparable GAAP measures or explain to us why you cannot provide that information without unreasonable effort as stipulated in Item 10(e)(1)(i)(B) of Regulation S-K.

5. Your statement that you use your non-GAAP measures for strategic decision making, forecasting future results and evaluating current performance, accompanied by a statement that they provide a meaningful and consistent comparison of core operating results and trends for the periods presented does not satisfy Item 10(e)(1)(i)(A), (C) and (D) of Regulation S-K. Please provide disclosure that:

    - Clearly identifies *each* non-GAAP measure and its most directly comparable financial measure calculated and presented in accordance with GAAP;
    - Explains why you consider *each* of your non-GAAP performance and liquidity measures to be useful to investors and how each adjustment contributes to the usefulness of the measures; and
    - To the extent material, explains the additional purposes, if any, for which you use *each* non-GAAP measure presented.

6. Please revise Tables 2, 2a and 2b to separately quantify:

    - The tax effect of pre-tax non-GAAP adjustments and explain any significant differences from your statutory or effective tax rates;
    - The resolution of uncertain tax positions and explain how they were resolved; and
    - The change in deferred taxes and explain why they changed.

    Also, tell us why the tax effect recorded in your non-GAAP performance measure for the nine months ended September 30, 2015 in Tables 2 and 2b is 3% of the pre-tax adjustments and the impact in the comparable period of 2014 is negative 4%. These amounts are substantially different from the statutory tax rates in Canada and the U.S. and your consolidated effective tax rate. Please see Question 102.11 of the Compliance & Disclosure Interpretations associated with Non-GAAP Financial Measures.

7. In connection with our review of your Form 8-K, we also reviewed your Q3 2015 Financial Results presentation (October 19, 2015) on the Investor Relations page of your website and note that in several places you disclose your non-GAAP financial measures, but do not present the most directly comparable GAAP measure. For example, you do

not present the most directly comparable GAAP measures to Cash EPS or adjusted earnings. In addition, on slide 12, you describe your non-GAAP performance measure, Cash EPS, as being "reported." In future presentations, please:

- Remove reference to the words "cash" and "reported" related to your Cash EPS as you do not include this non-GAAP measure in your periodic reports and it could imply a GAAP number;
- Include the most directly comparable GAAP financial measures on your revised slides as required by Item 100(a)(1) of Regulation G; and
- Cross reference to the location on your website where the reconciliations to your non-GAAP measures can be found, as required by Note 1 to Item 100 of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance